SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF): 76.535.764/0001-43

BOARD OF TRADE (NIRE) 53 3 0000622-9

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

Pursuant to legal and statutory provisions, Brasil Telecom S.A. (“Company”) calls shareholders to an Extraordinary Meeting (“Meeting”), to be held on June 16, 2010, at 10:20 am, at the Company’s headquarters, located at SIA SUL, ASP, LOTE D, BLOCO B, in the City of Brasília, Federal District, to deliberate on the following items:

•

change of address of the Company’s headquarters from the City of Brasília, Federal District, to the City of Rio de Janeiro, State of Rio de Janeiro, and consequent amendment of Article 3 of the Company’s Bylaws; and

•	selection of the newspapers in which the Company’s official notices will be published.

GENERAL INFORMATION:

I.	All documents related to the agenda are available to shareholders at the Company’s headquarters, the Company’s Investors Relations website (www.oi.com.br/ri) and the IPE System of the CVM (www.cvm.gov.br).

II.	Shareholders wishing to personally attend the Meeting or to be represented by an attorney-in-fact must forward the following documents, care of the Legal Department, to the SCN at Quadra 2, Bloco F, Ed. Estação Telefônica Centro Norte, Sobreloja, Brasília, Federal District, from 9:00 am to 12:00 pm or from 2:00 pm to 6:00 pm, at least 2 (two) business days prior to the Meeting: (i) in case of legal entities: authenticated copies of the Articles of Incorporation or Bylaws, minutes of the election of the Board of Directors (if any), minutes of the election of the Executive Board; (ii) in case of individuals: authenticated copies of the identity card and individual taxpayer’s registry (“CPF”) of the represented shareholder, as well as authenticated copies of the identity card and CPF of the attorney-in-fact; and (iii) in case of investment funds: authenticated copies of the regulations of the fund and bylaws or corporate acts of the fund’s administrator, as well as the minutes of the meeting that elected the legal representative(s) attending the Meeting. In addition to the documents listed under (i), (ii) and (iii) above, in the event the shareholder is represented by an attorney-in-fact, such shareholder must forward the signed and authenticated power of attorney duly stating the powers granted, as well as authenticated copies of the identity card(s) of the representative(s) granting such power-of-attorney, and the minutes of the meeting that elected such representative(s), giving proof of power of representation, in addition to the identity card and CPF of the attorney-in-fact.

III.	Shareholders whose shares are registered with a custodian who wish to attend this Meeting must present a statement of share ownership, issued by the custodian, at least 2 (two) business days prior to the meeting.

Brasília, May 17, 2010.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2010

BRASIL TELECOM S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

By:	/s/ Julio Cesar Pinto
Name:	Julio Cesar Pinto
Title:	Officer